

March 26, 2008

Via Facsimile (212) 492-0257 and U.S. Mail

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Packeteer, Inc.**
> **Schedule TO-T filed March 20, 2008 by Elliot QOS LLC and Elliot**
> **Associates, L.P.**
> **Schedule 13D/A filed March 25, 2008 by Elliot Associates, L.P. et. al.**
> **File No. 005-57967**

Dear Mr. Schumer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase
Terms of the Offer, page 8

1.   We note your disclosure in the last paragraph of this section that "[u]pon [your] receipt of such lists from the Company, [you] <u>will</u> send this Offer to Purchase…" (emphasis added). Please tell us how you complied with the requirements of Rule 14d-4.

Acceptance for Payment and Payment, page 9

2.   We note your reservation of the right to transfer or assign the right to purchase shares tendered pursuant to the offer to one or more of your affiliates. Please

confirm your understanding that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the offer for ten business days from the disclosure of such assignment or transfer, unless the offer is not scheduled to expire for at least ten business days.

Procedure for tendering shares, page 10

3.   Please tell us why you reference Rule 14e-4 in the last paragraph of page 10. We note the rule addresses prohibited transactions in connection with a partial tender offer and that your offer is for all outstanding securities of the target.

Certain U.S. Federal Income Tax Considerations, page 13

4.   We note the heading and the first sentence of this section that sets forth "certain" federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Certain Information Concerning the Purchaser and Elliot Associates, page 16

5.   With respect to your disclosure in the fourth paragraph in this section, please tell us why you need to qualify your disclosure "to the knowledge" of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Source and Amount of Funds, page 17

6.   We note that you may use funds from "alternative sources of debt or equity financing" to purchase shares. If so, please provide the information required by Item 1007(d) of Regulation M-A or revise your disclosure accordingly.

Purpose of the Offer, page 20

7.   We note your disclosure on page 21 that the Section 203 Condition will be satisfied if, "among other things,…" We also note that this condition is not described in more detail in the section disclosing the offer's conditions. Revise your disclosure to identify all events in which this condition will be satisfied.

Conditions to the Offer, page 23

8.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the

conditions have been satisfied. With this in mind, please revise paragraphs (i) and (iii), which conditions the offer on whether the "value of the shares" to you, your subsidiaries or your affiliates is materially and adversely affected. Please revise to describe the value of the shares to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

9.   Refer to the disclosure in the last paragraph in this section, on page 26 of the Offer to Purchase. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraphs we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by the bidders' own action or inaction. Please revise this language to comply with our position.

10.   We also note in the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Exhibit (a)(5)(i)

11.   We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Schedule 13D/A

12.   We note you checked box (a) in Item 2 of the cover page for each filing person. Please revise your filing to check the box of Item 12 in the cover page for each filing person, as appropriate. Refer also to Rule 13d-5(b)(1).

13.   Please explain to us supplementally the events surrounding your filings of Schedule 13D on May 24, 2007, reporting a May 18, 2007 event, and Schedule 13G on July 5, 2007, reporting an April 27, 2007 event and how you complied

with your reporting obligations under Regulation 13D. We note that the July 2007 filing includes a Schedule 13G but was tagged, for Edgar purposes, as a Schedule 13D/A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions